SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOX & HOUND RESTAURANT GROUP

(Name of subject company (Issuer))

F&H FINANCE CORP.

FOX ACQUISITION COMPANY

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	351321104
(Title of classes of securities)	(CUSIP number of common stock)

Lauren B. Leichtman

Levine Leichtman Capital Partners, Inc.

335 North Maple Drive, Suite 240

Beverly Hills, California 90210

(310) 275-5335

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Richard J. Welch, Esq.

Bingham McCutchen LLP

355 S. Grand Ave., Suite 4400

Los Angeles, California 90071

(213) 680-6400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$171,386,456	$18,339
(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes (i) the purchase of 10,045,141 shares of common stock, $0.01 par value per share (the “Shares”), at the tender offer price of $16.00 per Share and (ii) that all outstanding options to purchase Shares with an exercise price of less than $16.00 (“In-the-Money Options”) will be cashed out in connection with the transaction. The transaction value includes the offer price of $16.00 less $8.30, which is the weighted average exercise price of the In-the-Money Options with an exercise price of less than $16.00 as of January 17, 2006, multiplied by 1,384,961, the estimated number of outstanding In-the-Money Options as of January 17, 2006.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$17,736	Filing Party:	Fox Acquisition Company
Form of Registration No.:	Schedule TO	Date Filed:	January 6, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2, filed on January 18, 2006, to the Tender Offer Statement on Schedule TO (the “Initial Statement”) filed on January 6, 2006, as amended and supplemented by Amendment No. 1 to the Initial Statement filed on January 17, 2006, and relates to the offer by F&H Finance Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”), which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership (“LLCP”), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), at a purchase price of $16.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 6, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference certain information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On January 17, 2006, Offeror, FAC and the Company entered into an Amended and Restated Agreement and Plan of Merger pursuant to which Offeror increased the price per Share to be paid pursuant to the Offer from $15.50 to $16.00, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2006, as amended and to be set forth in a supplement to the Offer to Purchase and in a related Letter of Transmittal, copies of which will be distributed to stockholders of the Company.”

A copy of the Amended and Restated Agreement and Plan of Merger, dated as of January 17, 2006, by and among the Company, Offeror and FAC is filed herewith as Exhibit (d)(3) and is incorporated herein by reference.

A copy of the press release issued by Offeror, FAC and LLCP on January 18, 2006 is filed herewith as Exhibit (a)(1)(x) and is incorporated herein by reference.

Item 12. Exhibits.

(a	)(1)(x)	Press Release issued by Offeror, FAC and LLCP on January 18, 2006.

(d	)(3)	Amended and Restated Agreement and Plan of Merger, dated as of January 17, 2006, by and among the Company, Offeror and FAC.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

F&H FINANCE CORP.

By:	/s/ Steven Hartman
Name:	Steven Hartman
Title:	President

FOX ACQUISITION COMPANY

By:	/s/ Steven Hartman
Name:	Steven Hartman
Title:	President

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.
By:	Levine Leichtman Capital Partners, Inc.

By:	/s/ Steven Hartman
Name:	Steven Hartman
Title:	Vice President

Dated January 18, 2006

EXHIBIT INDEX

(a)(1)(x)	Press Release issued by Offeror, FAC and LLCP on January 18, 2006.

(d)(3)	Amended and Restated Agreement and Plan of Merger, dated as of January 17, 2006, by and among the Company, Offeror and FAC.